October 1, 2010

VIA EDGAR and FEDERAL EXPRESS

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attn:	Jim B. Rosenberg
Sasha Parikh
Mark Burnhofer
John Krug

Re: Letter to InterMune, Inc., dated September 28, 2010

Ladies and Gentlemen:

As discussed by our outside counsel, Latham & Watkins LLP, with John Krug on September 29, 2010, InterMune, lnc. (“lnterMune”) hereby respectfully requests an additional ten business days to provide sufficient time to coordinate and prepare its response to the comment letter sent to InterMune by the Securities and Exchange Commission on September 28, 2010 in respect of InterMune’s Form 10-K for the year ended December 31, 2009.

Sincerely,

/s/ Robin J. Steele
Robin J. Steele
General Counsel

cc:	John C. Hodgman, Chief Financial Officer, InterMune, Inc.

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